A.M. Best Company, Inc.


A.M. Best Company, Inc. (Board of Directors)
A.M. Best Europe Limited (Dormant)
A.M. Best Europe – Information Services Limited (Board of Directors)
A.M. Best Rating Services, Inc. (Board of Directors)
A.M Best Europe Rating Services Limited (Board of Directors)
A.M. Best America Latina, S.A. de C.V (Board of Directors)
A.M. Best Asia-Pacific Limited (Board of Directors)
A.M. Best Asia-Pacific (Singapore) Pte. Ltd. (Board of Directors)

A.M. Best Rating Services, Inc.

Organization Structure


President
A.M. Best Rating Services, Inc.
Senior Vice President
Information Services
Vice President
Application Services
Vice President
Rating Systems
Assistant Vice President BestLink
Assistant Vice President Technical Engineering Services
Senior Vice President
Rating Services
Group Vice President
Rating Operations
Chief Rating Officer
Group Vice President
North American
Property Casualty
Group Vice President
Non-Statutory Ratings, Global ART, & PC Reinsurance,
PC Caribbean
Vice President
Insurance-Linked Securities
Group Vice President
North American and Caribbean Life Health Ratings
Vice President
Data Management
Group Vice President
Credit Rating Criteria
Vice President
Credit Rating Criteria
Senior Vice President
Business Development, Support & Building Engineering
Assistant Vice President
Public Relations
Assistant Vice President Business Development
Assistant Vice President Building Engineering Services
Chief Executive Officer EMEA/AMBAP &
Chairman AMBAPS
Managing Director – Analytics
AMBERS
Managing Director, Analytics
AMBAP & AMBAPS
Compliance Officer
AMBERS
Compliance Officer
AMBAP & AMBAPS
Director
Human Resources
AMBERS
Managing Director
Market Development & Information Services
AMBERS
Finance Director-Accounting
AMBERS
Commercial Director
AMBAP & AMBAPS
Director, Market Development
AMBAP & AMBAPS
Senior Managing Director AMBAL
Compliance Officer
AMBAL
Senior Vice President
Compliance/Regulatory Affairs
Assistant Vice President
Compliance
Assistant Vice President
Compliance Testing & Review
Assistant Vice President
Compliance Reporting